Filed by Aetna Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Aetna Inc.

(Commission File No.: 001-16095)

Q&A for Vice Presidents

Strategic

1.	Why is Aetna combining with CVS Health?

•	CVS Health and Aetna are joining to revolutionize the consumer health care experience. We will combine Aetna’s industry leading health care benefits and services with CVS Health’s 9,700 retail locations, 1,100 clinics and integrated pharmacy capabilities to become the trusted front door to health care.

•	Together we plan to build an entirely new health care concept that will deliver a better experience, reduce costs and improve access to trusted health care experts in communities across the country.

•	CVS Health and Aetna are committed to utilizing CVS Health retail locations as community health hubs for Aetna members and other consumers. These hubs will provide a new health care solution dedicated to improving consumer wellbeing and answering questions about health, prescription drugs and health care benefits.

•	A combined CVS Health and Aetna will result in significant benefits for consumers:

o	Engaging experience: Nearly 70 percent of the U.S. population lives within three miles of a CVS Health retail store and nearly five million Americans visit CVS Health every day. Aetna’s presence in CVS Health’s retail locations will provide an opportunity to better understand our members’ health goals, guide them through the system and help them achieve their best health.

o	Lower cost, higher quality care: We will deliver care through CVS Health’s in-store clinics, which are significantly less expensive than traditional health care delivery settings. Our combination will also align CVS Health’s clinics and in-home services with Aetna’s robust provider networks and care management expertise to deliver care in the home and local community where we can better address the social determinants that drive health care costs.

o	Integrated medical and pharmacy solutions: Integration of CVS Health’s pharmacy services and Aetna’s clinical data, analytics and care management capabilities will improve medication adherence and care plan compliance while uncovering new ways to impact our members’ health. The average price of prescriptions has increased more than 200 percent over the last eight years. Together, our solutions will help offset the rising cost of prescription drugs.

o	Medicare leadership: The combination of Aetna’s leading Medicare Advantage assets with CVS Health’s Medicare Part D excellence will drive higher quality, lower costs and a better, more convenient experience for seniors.

o	Enhanced mobile capabilities: Combining Aetna’s clinical data and digital assets with CVS Health’s pharmacy data and mobile tools will allow consumers to schedule appointments, manage medications, access their personal health data and communicate with health care professionals.

o	Reduced complexity: Simplified processes and projected administrative and other cost synergies will further drive efficiencies and cost savings for consumers.

2.	Why is CVS Health interested in purchasing Aetna?

•	CVS Health is purchasing Aetna to create a better, consumer-centric health care experience.

•	Our combination will create a powerful new consumer-centric model in the community health hubs.

•	This transaction will enable CVS Health to evolve beyond its pharmacy services and retail health businesses to become a more fully integrated health care company.

•	By joining with Aetna, CVS Health will be able to provide more consumers with easier and more frequent access to high-quality care in more affordable settings that helps them achieve their best health.

3.	Why isn’t an expansion of our existing relationship with CVS Health enough?

•	For many years, Aetna has partnered with CVS Health to provide industry-leading pharmacy benefits to our members. Together as one company, there will be more we can do to improve the consumer health care experience. An integrated entity such as this has aligned incentives that cannot be achieved in other forms of collaboration.

•	Aetna’s presence in CVS Health’s retail stores will allow us to develop trusted relationships with consumers in their local communities, helping us retain and grow membership.

•	This transaction represents an attractive value for both Aetna and CVS Health shareholders.

4.	Will there be a change in strategy as a result of the transaction? Will the combined company continue in the same lines of business?

•	This deal accelerates the strategy we have previously articulated: to provide access to care in the home and local community, addressing the social determinants that drive health care costs.

•	Nearly 70% of the U.S. population lives within three miles of a CVS Health retail store with nearly 5 million Americans visiting CVS Health every day. Many of CVS Health’s retail locations will serve as community health hubs for Aetna members and other consumers, offering high-quality, affordable, convenient solutions to help them improve their health, save money and navigate the health care system.

•	Aetna’s presence in retail stores will allow us to develop trusted relationships with consumers in their local communities, helping us retain and grow membership.

5.	How did the emergence of non-traditional competitors in health care weigh on Aetna and CVS Health’s view of the health care marketplace?

•	Consumers are seeking a trusted, personal relationship to help them achieve their best health. Our transaction will create that experience in the community health hub solution.

•	The deal is not based on any non-traditional competitors entering the health care marketplace.

•	We believe our combination will create a better, more affordable health care experience for the people we serve.

6.	Who will lead the combined company? Is CVS Health planning on retaining Aetna’s senior management?

•	At the completion of the transaction, Aetna will operate as a separate business unit of CVS Health.

•	This business unit will be led by members of Aetna’s current management team to enable us to continue to meet our commitments to the millions of people we serve.

•	Upon close of the transaction, three of Aetna’s directors will be added to the CVS Health board, including Aetna Chairman and CEO Mark Bertolini.

7.	What are CVS Health’s major lines of business?

•	Pharmacy benefits management – CVS Caremark plan designs help minimize costs while improving health outcomes for 80 million plan members. It operates five home delivery pharmacies and offers broad capabilities including formulary management and clinical services.

•	Retail pharmacy – With approximately 9,700 stores, CVS Pharmacy dispenses more prescriptions than any other drugstore chain.

•	Specialty pharmacy – CVS Specialty is the nation’s largest specialty pharmacy, supporting individuals who require complex and expensive drug therapies through 24 retail specialty pharmacy stores and 11 specialty home delivery pharmacies.

•	Retail clinics - At more than 1,100 MinuteClinic locations, CVS nurse practitioners and physician assistants diagnose and treat minor health conditions, perform health screenings, monitor chronic conditions, provide wellness services, and deliver vaccinations.

•	Medicare Part D – SilverScript is the largest Medicare PDP overall with 5.5 million members.

•	Infusion services – Coram is one of the nation's largest providers of comprehensive infusion services. It cares for 140,000 patients annually through a national network of more than 85 physical locations and the largest home infusion network in the United States.

•	Long-term care pharmacy – Omnicare is a leading provider of pharmacy services to the long-term care marketplace, addressing the needs of an aging population across the continuum of senior care.

8.	What does this combination mean for employers and other customers?

•	Our combination will result in a better health care experience and reduced costs for employers and their employees.

•	A significant percentage of our national accounts already have their pharmacy benefits with CVS Health, and many already have MinuteClinics in their locations.

•	We will transform many of these on-site clinics into full-service health hubs over time in collaboration with plan sponsors, physician groups and hospital networks.

•	Because we will be delivering care through CVS Health’s in-store clinics, costs will be significantly less than traditional health care delivery settings.

•	Making health care more convenient will translate to greater wellness for consumers and improved productivity for employers.

9.	Where will the combined company be headquartered?

•	CVS Health is headquartered in Woonsocket, Rhode Island.

•	All real-estate locations will be evaluated by CVS Health during the integration planning process.

10.	What will happen to the Aetna brand?

•	CVS Health has committed to maintaining the Aetna brand in the marketplace in recognition of the exceptional value we provide to the people we serve.

11.	What is Aetna’s role in the integration planning process? How will CVS Health ensure an orderly integration plan?

•	The head of the integration process from Aetna will be named shortly.

•	We will provide more details about the integration planning process at that time.

Financial:

12.	What are the terms of the transaction?

•	CVS Health will acquire all outstanding shares of Aetna stock for approximately $69 billion, or approximately $207.94 per Aetna share based on CVS’ December 1st closing share price of $75.12, plus the assumption of approximately $10 billion in Aetna debt currently outstanding.

•	Aetna stockholders will receive $145.00 in cash and 0.8378 CVS Health common shares for each Aetna share. At closing of the transaction, shareholders of Aetna will own approximately 22 percent of the combined company.

Employees

13.	What does this mean for Aetna employees? Do you anticipate any layoffs as a result of this transaction?

•	Aetna will operate as a separate business unit within CVS Health. Together we will build on our distinguished history and position our business for growth and even greater consumer satisfaction for many years to come.

•	CVS Health has committed to maintain the Aetna brand in the marketplace in recognition of the exceptional value we provide.

•	The work of Aetna’s employees will be needed to fulfill the vision of the combined company.

•	To enable our success, CVS Health is also committed to keeping a strong Aetna management team in place.

•	Between now and closing, we will be developing integration plans. This will involve some changes that will affect certain positions. Decisions of this type have not been made and will be considered during the integration planning process.

•	That said, the combination of our two great companies is focused on expansion and not contraction.

•	We remain committed to retaining, attracting and supporting the best talent in the industry.

14.	What does this mean for my health and other benefits?

•	Nothing is changing at this time.

•	This will be something determined by CVS Health after the close of the transaction, however, CVS Health has agreed to provide to each employee, for at least one year after the closing of the transaction, the same aggregate level of benefits as he or she receives from Aetna.

15.	Should Aetna employees start working with their CVS Health counterparts?

•	No. The transaction is expected to close in the second half of 2018, and until that time, Aetna and CVS Health will continue to operate in every respect as two separate companies.

16.	What should we be telling our business contacts?

•	You should communicate to your business contacts that we are very excited about this transaction and believe all our business partners will benefit significantly.

•	Until the transaction closes, which is expected to be in the second half of 2018, both Aetna and CVS Health will continue to operate in every respect as separate companies, and it is business as usual at Aetna.

•	Approved messages will be provided for you to use when communicating with external stakeholders.

17.	Who should I contact if I have additional questions? Where can I find more information about the transaction?

•	Additional information about the transaction has been posted on Aetna’s intranet as well as our external website, www.Aetna.com.

•	We will keep you informed as we move toward completing this transaction and provide updates on integration planning details.

•	If you have additional questions after reviewing this information, please send them to communications@aetna.com.

Closing

18.	When do you expect the deal to close?

•	The transaction is expected to close in the second half of 2018, subject to regulatory and Aetna and CVS Health shareholder approvals and other customary closing conditions.

19.	Do you expect there to be significant regulatory/antitrust issues?

•	We do not speculate on regulatory matters, but we believe that the transaction will improve the competitive landscape and create numerous benefits for consumers’ access to care, cost of care and quality of care.

•	We will file all required regulatory applications and notifications, and cooperate fully in any reviews and other processes.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction between CVS Health Corporation (“CVS Health”) and Aetna Inc. (“Aetna”), CVS Health and Aetna will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a CVS Health registration statement on Form S-4 that will include a joint proxy statement of CVS Health and Aetna that also constitutes a prospectus of CVS Health, and a definitive joint proxy statement/prospectus will be mailed to stockholders of CVS Health and shareholders of Aetna. INVESTORS AND SECURITY HOLDERS OF CVS HEALTH AND AETNA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by CVS Health or Aetna through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by CVS Health will be available free of charge within the Investors section of CVS Health’s Web site at http://www.cvshealth.com/investors or by contacting CVS Health’s Investor Relations Department at 800-201-0938. Copies of the documents filed with the SEC by Aetna will be available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-8204.

Participants in Solicitation

CVS Health, Aetna, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CVS Health is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016 (“CVS Health’s Annual Report”), which was filed with the SEC on February 9, 2017, its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on March 31, 2017, and its Current Report on Form 8-K, which was filed with the SEC on May 12, 2017. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016 (“Aetna’s Annual Report”), which was filed with the SEC on February 17, 2017, its proxy statement for its 2017 annual meeting of shareholders, which was filed with the SEC on April 7, 2017 and its Current Reports on Form 8-K, which were filed with the SEC on May 24, 2017 and October 2, 2017. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 (the “Reform Act”) provides a safe harbor for forward-looking statements made by or on behalf of CVS Health or Aetna. This communication may contain forward-looking statements within the meaning of the Reform Act. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “evaluate,” “expect,” “explore,” “forecast,” “guidance,” “intend,” “likely,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “probable,” “project,” “seek,” “should,” “view,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond CVS Health’s and Aetna’s control.

Statements in this communication regarding CVS Health and Aetna that are forward-looking, including CVS Health’s and Aetna’s projections as to the closing date for the pending acquisition of Aetna (the “transaction”), the extent of, and the time necessary to obtain, the regulatory approvals required for the transaction, the anticipated benefits of the transaction, the impact of the transaction on CVS Health’s and Aetna’s businesses, the expected terms and scope of the expected financing for the transaction, the ownership percentages of CVS Health’s common stock of CVS Health stockholders and Aetna shareholders at closing, the aggregate amount of indebtedness of CVS Health following the closing of the transaction, CVS Health’s expectations regarding debt repayment and its debt to capital ratio following the closing of the transaction, CVS Health’s and Aetna’s respective share repurchase programs and ability and intent to declare future dividend payments, the number of prescriptions used by people served by the combined companies’ pharmacy benefit business, the synergies from the transaction, and CVS Health’s, Aetna’s and/or the combined company’s future operating results, are based on CVS Health’s and Aetna’s managements’ estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond their control. In particular, projected financial information for the combined businesses of CVS Health and Aetna is based on estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of CVS Health and Aetna. Important risk factors related to the transaction could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed transaction; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the risk that a condition to the closing of the proposed transaction may not be satisfied; the ability to achieve the synergies and value creation contemplated; CVS Health’s ability to promptly and effectively integrate Aetna’s businesses; and the diversion of and attention of management of both CVS Health and Aetna on transaction-related issues.

In addition, this communication may contain forward-looking statements regarding CVS Health’s or Aetna’s respective businesses, financial condition and results of operations. These forward-looking statements also involve risks, uncertainties and assumptions, some of which may not be presently known to CVS Health or Aetna or that they currently believe to be immaterial also may cause CVS Health’s or Aetna’s actual results to differ materially from those expressed in the forward-looking statements, adversely impact their respective businesses, CVS Health’s ability to complete the transaction and/or CVS Health’s ability to realize the expected benefits from the transaction. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the transaction and/or CVS Health or Aetna, CVS Health’s ability to successfully complete the transaction and/or realize the expected benefits from the transaction. Additional information concerning these risks, uncertainties and assumptions can be found in CVS Health’s and Aetna’s respective filings with the SEC, including the risk factors discussed in “Item 1.A. Risk Factors” in CVS Health’s and Aetna’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC.

You are cautioned not to place undue reliance on CVS Health’s and Aetna’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither CVS Health nor Aetna assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.